For immediate release
LION ELECTRIC ANNOUNCES FOURTH QUARTER AND FISCAL 2023 RESULTS
MONTREAL, QUEBEC - February 29, 2024 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced its financial and operating results for the fourth quarter and fiscal year ended on December 31, 2023. Lion reports its results in US dollars and in accordance with International Financial Reporting Standards ("IFRS").
Q4 2023 FINANCIAL HIGHLIGHTS

•Revenue of $60.4 million, up $13.7 million, as compared to $46.8 million in Q4 2022.
•Delivery of 188 vehicles, an increase of 14 vehicles, as compared to the 174 delivered in Q4 2022.
•Gross loss of $9.1 million as compared to a gross loss of $4.8 million in Q4 2022.
•Adjusted gross profit1 of $0.8 million as compared to adjusted gross loss of $4.8 million in Q4 2022.
•Net loss of $56.5 million in Q4 2023, as compared to net loss of $4.6 million in Q4 2022.
•Adjusted EBITDA2 of negative $6.3 million, as compared to negative $13.9 million in Q4 2022.
•Additions to property, plant and equipment related to the Joliet Facility and the Lion Campus, amounted to $13.7 million, down $25.4 million, as compared to $39.1 million in Q4 2022. See section 8.0 of the Company's MD&A for the three and twelve months ended December 31, 2023 entitled "Operational Highlights" for more information related to the Joliet Facility and the Lion Campus.
•Additions to intangible assets, which mainly consist of vehicle and battery development activities, amounted to $17.8 million, down $3.5 million as compared to $21.3 million in Q4 2022.
•Impairment of intangible assets and property, plant and equipment of $36.0 million and write-down of inventory of $9.8 million related to the LionA and LionM minibuses for which the Company made the decision to indefinitely delay the start of commercial production, as announced on November 7, 2023.

FY 2023 FINANCIAL HIGHLIGHTS

•Delivery of 852 vehicles, an increase of 333 vehicles, as compared to the 519 delivered in fiscal 2022.
•Revenue of $253.5 million, up $113.6 million, as compared to $139.9 million in fiscal 2022.
•Gross loss of $5.5 million, as compared to gross loss of $12.9 million in fiscal 2022.
•Adjusted gross profit of $4.3 million as compared to adjusted gross loss of $12.9 million in fiscal 2022.
•Net loss of $103.8 million, as compared to net earnings of $17.8 million in fiscal 2022.
1 Adjusted gross profit (loss) is a non-IFRS financial measure. See “Non-IFRS Measures and Other Performance Metrics” section of this press release.
2 Adjusted EBITDA is a non-IFRS financial measure. See “Non-IFRS Measures and Other Performance Metrics” section of this press release.

•Adjusted EBITDA of negative $34.3 million, as compared to negative $54.8 million in fiscal 2022.
•Additions to property, plant and equipment related to the Joliet Facility and the Lion Campus, amounted to $72.2 million, down $75.8 million, as compared to $148.0 million in fiscal 2022. See section 8.0 of the Company's MD&A for the three and twelve months ended December 31, 2023 entitled "Operational Highlights" for more information related to the Joliet Facility and the Lion Campus.
•Additions to intangible assets, which mainly consist of vehicle and battery development activities, amounted to $67.2 million, down $11.9 million, as compared to $79.1 million in fiscal 2022.
•Impairment of intangible assets and property, plant and equipment of $36.0 million and write-down of inventory of $9.8 million related to the LionA and LionM minibuses for which the Company made the decision to indefinitely delay of the start of commercial production, as announced on November 7, 2023.

BUSINESS UPDATES

•More than 1,850 vehicles on the road, with over 22 million miles driven (over 36 million kilometers).
•Vehicle order book3 of 2,076 all-electric medium- and heavy-duty urban vehicles as of February 28, 2024, consisting of 285 trucks and 1,791 buses, representing a combined total order value of approximately $500 million based on management's estimates.
•LionEnergy order book of 132 charging stations and related services as of February 28, 2024, representing a combined total order value of approximately $4 million.
•12 experience centers in operation in the United States and Canada.
•Initiated commercial production of LionD units which led to the completion of first deliveries to customers in January 2024.
•Successfully completed the final certification for medium duty Lion battery packs, paving the way for initial deliveries of Lion5 trucks.

The Company decided to proceed with the temporarily lay off of approximately 100 employees, mostly impacting the nightshift production workforce at its Saint-Jerome manufacturing facility. The measure aims at further rationalizing the Company’s cost structure in the context of prolonged challenges experienced by the Company, including delays and challenges associated with the processing and granting of various governmental subsidies and incentives, notably the ZETF program, which continue to negatively impact the Company’s scheduled deliveries and
3 See “Non-IFRS Measures and Other Performance Metrics” section of this press release. The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental programs, subsidies or incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book. The vehicles included in the vehicle order book as of February 28, 2024 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025. In addition, substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, including programs in respect of which applications relating to vehicles of Lion have not yet been fully processed to date. The processing times of governmental programs, subsidies and incentives are also subject to important variations. There has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part. The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

sales efforts, and at further aligning its production workforce with current production requirements. The Company will reassess its production needs in the context of any future developments, including any developments relating to the foregoing challenges.

"2023 has been a year of significant progress, marked by record vehicle deliveries and revenue, which translated into positive adjusted gross margins, and also by several achievements, including the construction and operation of our two new factories and the start of commercial production of our Lion5 electric truck and our LionD electric school bus. However, this past year has not been without its challenges, particularly as it relates to a volatile incentive environment that slowed down the pace of orders and deliveries," commented Marc Bedard, CEO - Founder of Lion. "In 2024, with the growth capex investments now behind us, we will focus on driving growth in orders and deliveries, while diligently controlling costs and keeping a tight control of our liquidity, as we expect the volatile environment to persist for at least the next few months. Despite facing such uncertain environment, we remain committed to leveraging all investments made over the last 15 years, with the ultimate objective to reach profitability." concluded Marc Bedard.
SELECT EXPLANATIONS ON RESULTS OF OPERATIONS FOR THE FOURTH QUARTER AND FISCAL YEAR ENDED DECEMBER 31, 2023
Revenue

For the three months ended December 31, 2023, revenue amounted to $60.4 million, an increase of $13.7 million, compared to the corresponding period in the prior year. The increase in revenue was primarily due to an increase in vehicle sales volume of 14 units, from 174 units (139 school buses and 35 trucks; 160 vehicles in Canada and 14 vehicles in the U.S.) for the three months ended December 31, 2022, to 188 units (178 school buses and 10 trucks; 107 vehicles in Canada and 81 vehicles in the U.S.) for the three months ended December 31, 2023, including the impact of a higher proportion of U.S. vehicle sales than in the corresponding period in the prior year.

For the year ended December 31, 2023, revenue amounted to $253.5 million, an increase of $113.6 million, compared to the year ended December 31, 2022. The increase in revenue was primarily due to an increase in vehicle sales volume of 333 units, from 519 units (409 school buses and 110 trucks; 471 vehicles in Canada and 48 vehicles in the U.S.) for the year ended December 31, 2022, to 852 units (771 school buses and 81 trucks; 625 vehicles in Canada and 227 vehicles in the U.S.) for the year ended December 31, 2023. Revenues for the year ended December 31, 2023 were positively impacted by the impact of a higher proportion of U.S. vehicle sales as compared to fiscal 2022, however were negatively impacted by delays in the processing and granting of subsidies, which resulted in the postponement of deliveries of vehicles which were ready for delivery.
Cost of Sales

For the three months ended December 31, 2023, cost of sales amounted to $69.5 million, representing an increase of $17.9 million compared to $51.5 million in the corresponding period in the prior year. The increase was primarily due to the $9.8 million write-down of inventory to net realizable value as a result of the decision to indefinitely delay the start of commercial production of the LionA and LionM minibuses, increased sales volumes and higher production levels, increased fixed manufacturing and inventory management system costs related to the ramp-up of production capacity, higher raw material and commodity costs, and the impact of the inflationary environment.

For the year ended December 31, 2023, cost of sales amounted to $259.0 million, representing an increase of $106.2 million, compared to the year ended December 31, 2022. The increase was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing and inventory management system costs related to the ramp-up of production capacity, higher raw material and commodity costs, and the impact of the inflationary environment. In addition, cost of sales were impacted by the $9.8 million write-down of inventory to net realizable value as a result of the decision to indefinitely delay the commercial production of the LionA and LionM minibuses.
Gross Loss

For the three months ended December 31, 2023, gross loss increased by $4.3 million, from a gross loss of $4.8 million for the corresponding period in the prior year, to a gross loss of $9.1 million for the three months ended December 31, 2023. The increase in gross loss was primarily due to the negative impact of the $9.8 million write-down of inventory to net realizable value as a result of the decision to indefinitely delay the start of commercial production of the LionA and LionM minibuses, increased fixed manufacturing costs and inventory management system costs related to the ramp-up of future production capacity, higher raw material and commodity costs, product mix, and the impact of continuing global supply chain challenges and inflationary environment, partially offset by the positive gross profit impact of increased sales volumes.

For the year ended December 31, 2023, gross loss improved by $7.4 million to negative $5.5 million, compared to negative $12.9 million for the year ended December 31, 2022. The improvement was primarily due to the positive impact of increased sales volumes, favorable product mix, and higher manufacturing throughput, partially offset by higher raw material and commodity costs, higher inventory management system costs related to the ramp-up of production capacity, and the impact of the inflationary environment. Gross loss for the year ending December 31, 2023 was also negatively impacted by the $9.8 million write-down of inventory to net realizable value as a result of the decision to indefinitely delay the commercial production of the LionA and LionM minibuses.
Administrative Expenses

For the three months ended December 31, 2023, administrative expenses increased by $3.0 million, from $10.0 million for the three months ended December 31, 2022, to $13.0 million for the three months ended December 31, 2023. Administrative expenses for the three months ended December 31, 2023 included $1.4 million of non-cash share-based compensation, compared to $2.1 million for the three months ended December 31, 2022. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $7.9 million for the three months ended December 31, 2022, to $11.6 million for the three months ended December 31, 2023. The increase was mainly due to an increase in expenses, including higher headcount, resulting from the expansion of Lion’s head office and general corporate capabilities.

For the year ended December 31, 2023, administrative expenses increased by $6.6 million, from $44.8 million for the year ended December 31, 2022, to $51.5 million. Administrative expenses for the year ended December 31, 2023 included $58.0 million of non-cash share-based compensation, compared to $59.0 million for the year ended December 31, 2022. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $35.3 million for the year ended December 31, 2022 to $35.3 million for year ended December 31, 2023. The increase was mainly due to an increase in expenses and a higher headcount, both resulting from the expansion of Lion’s head office and general corporate capabilities. As a percentage of sales, administrative expenses represented 20% of net sales for the year ended December 31, 2023, compared to 32% for the year ended December 31, 2022.
Selling Expenses

For the three months ended December 31, 2023, selling expenses decreased by $2.5 million, from $5.6 million for the three months ended December 31, 2022, to $3.1 million for the three months ended December 31, 2023. Selling expenses for the three months ended December 31, 2023 included a recovery of $1.0 million of non-cash share-based compensation, compared to a charge of $0.4 million for the three months ended December 31, 2022. Excluding the impact of non-cash share-based compensation, selling expenses decreased from $5.2 million for the three months ended December 31, 2022, to $4.1 million for the three months ended December 31, 2023. The decrease was primarily due to streamlined selling related expenses and lower marketing costs, partially offset by higher sales commissions related to higher revenue.

For the year ended December 31, 2023, selling expenses decreased by $3.3 million, from $23.0 million for the year ended December 31, 2022, to $19.7 million. Selling expenses for the year ended December 31, 2023 included $0.2 million of non-cash share-based compensation, compared to $2.9 million for the year ended December 31, 2022. Excluding the impact of non-cash share-based compensation, selling expenses decreased from $20.1 million for the year ended December 31, 2022, to $19.5 million for year ended December 31, 2023. The slight decrease was primarily due to streamlined selling related expenses, including lower headcount and marketing costs, partially offset by higher sales commissions related to higher revenue.
Restructuring Costs

Restructuring costs of $1.4 million for the three months ended December 31, 2023 and fiscal 2023 are comprised mainly of severance costs related to the workforce reduction announced on November 27, 2023.

Impairment of Intangible Assets and Property, Plant and Equipment

Impairment of intangible assets and property, plant and equipment of $36.0 million for the three months ended December 31, 2023 and fiscal 2023 relates to the write-down of previously capitalized vehicle development costs and property, plant and equipment which resulted from the Company’s decision to indefinitely delay the start of commercial production of the LionA and LionM minibuses, as announced on November 7, 2023.

Finance Costs (Income)

For the three months ended December 31, 2023, finance costs increased by $7.6 million compared to the corresponding period in the prior year. Finance costs for the three months ended December 31, 2023 were net of $1.8 million of capitalized borrowing costs, compared to

$5.1 million for the three months ended December 31, 2022. Excluding the impact of capitalized borrowing costs, finance costs increased by $4.3 million compared to the three months ended December 31, 2022. The increase was driven primarily by higher interest expense on long-term debt, due to higher average debt outstanding during the quarter relating to borrowings made under the Revolving Credit Agreement, the IQ Loan, the SIF Loan, the Finalta-CDPQ Loan Agreement, and the Supplier Credit Facility, interest and accretion expense as well as financing costs related to the Convertible Debentures and Non-Convertible Debentures issued in July 2023, and an increase in interest costs related to lease liabilities, including for the Battery Plant.

For the year ended December 31, 2023, finance costs increased by $16.9 million, from $1.0 million for the year ended December 31, 2022, to $17.9 million for the year ended December 31, 2023. Finance costs for the year ended December 31, 2023 were net of $6.5 million of capitalized borrowing costs, compared to $5.1 million for the year ended December 31, 2022. Excluding the impact of capitalized borrowing costs, finance costs increased by $18.3 million compared to the year ended December 31, 2022. The increase was driven primarily by higher interest expense on long-term debt, due to higher average debt outstanding during the year relating to borrowings made under the Revolving Credit Agreement, the IQ Loan, the SIF Loan, the Finalta-CDPQ Loan Agreement, and the Supplier Credit Facility (as such terms are defined below), interest and accretion expense as well as financing costs related to the Convertible Debentures and Non-Convertible Debentures issued in July 2023, and an increase in interest costs related to lease liabilities, including for the Battery Plant. In addition, finance costs for the year ended December 31, 2022 included a gain of $2.1 million on the derecognition of the financial liability occurred as a result of the termination of an agreement maturing on May 7, 2022 granting a private company with dealership rights in certain regions in the United States.
Foreign Exchange Loss (Gain)

Foreign exchange gains (loss) for both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. For the three months ended December 31, 2023, foreign exchange gain was $2.2 million, compared a loss of $0.6 million in the corresponding period in the prior year, related primarily to the impact of changes in the Canadian dollar relative to the U.S. dollar.

Foreign exchange loss (gain) relates primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. For the year ended December 31, 2023, foreign exchange gain was $2.3 million, compared to a loss of $2.0 million in the prior year, related primarily to the impact of changes in foreign currency rates, related primarily to the impact of changes in the Canadian dollar relative to the U.S. dollar.

Change in Fair Value of Conversion Options on Convertible Debt Instruments

For the three months ended December 31, 2023, change in fair value of conversion options on convertible debt instruments was a gain of $1.6 million, and was related to the revaluation of the conversion options on the Convertible Debentures issued in July 2023.
For the year ended December 31, 2023, change in fair value of conversion options on convertible debt instruments was a gain of $5.0 million, and was related to the revaluation of the conversion options on the Convertible Debentures issued in July 2023.

Change in Fair Value of Share Warrant Obligations
Change in fair value of share warrant obligations moved from a gain of $15.4 million for the three months ended December 31, 2022, to a gain of $9.1 million, for the three months ended December 31, 2023. The gain for the three months ended December 31, 2023, was related to the Specific Customer Warrants, the public and private Business Combination Warrants, the 2022 Warrants, and the July 2023 Warrants, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.

Change in fair value of share warrant obligations moved from a gain of $101.5 million for the year ended December 31, 2022, to a gain of $21.0 million, for the year ended December 31, 2023. The gain for the year ended December 31, 2023 was related to the Specific Customer Warrants, the public and private Business Combination Warrants, the 2022 Warrants, and the July 2023 Warrants, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Net Earnings (Loss)

The net loss for the three months ended December 31, 2023 as compared to the net loss for the corresponding prior period is higher as it includes the impacts of the inventory write-down and the impairment charge related to the delay of start of commercial production of the LionA and LionM minibuses, and it reflects higher administrative and selling expenses and finance costs, and lower gains related to non-cash decrease in the fair value of share warrant obligations, as compared to the comparative period in the prior year.
The net loss of $103.8 million for the year ended December 31, 2023 as compared to the net loss of $17.8 million for the prior year was largely due to an improvement in gross loss, inclusive of the impact of the inventory write-down related to the delay of the start of commercial production of the LionA and LionM minibuses, more than offset by higher administrative and selling expenses, the impairment charge related to the delay of the start of commercial production of the LionA and LionM minibuses, higher finance costs, and lower gains related to non-cash decrease in the fair value of share warrant obligations.

CONFERENCE CALL

A conference call and webcast will be held on February 29, 2024, at 8:30 a.m. (Eastern Time) to discuss the results. To participate in the conference call, please dial (404) 975-4839 or (833) 470-1428 (toll free) using the Access Code 863541. An investor presentation and a live webcast of the conference call will also be available at www.thelionelectric.com under the “Events and Presentations” page of the “Investors” section. An archive of the event will be available for a period of time shortly after the conference call.
FINANCIAL REPORT
This release should be read together with the annual audited consolidated financial statements of the Company and the related notes for the years ended December 31, 2023 and 2022, and the related management discussion and analysis ("MD&A") for the three and twelve months ended December 31, 2023, which will be filed by the Company with applicable Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, and which will be available on SEDAR+ as well as on our website at www.thelionelectric.com. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the MD&A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31, 2023 and December 31, 2022
(in US dollars)

	Dec 31, 2023	Dec 31, 2022
	$	$
ASSETS
Current
Cash	29,892,966	88,266,985
Accounts receivable	75,641,780	62,971,542
Inventories	249,606,756	167,191,935
Prepaid expenses and other current assets	1,553,276	5,067,513
Current assets	356,694,778	323,497,975
Non-current
Other non-current assets	6,994,815	1,073,226
Property, plant and equipment	198,536,683	160,756,328
Right-of-use assets	89,663,139	60,508,354
Intangible assets	175,703,257	151,364,023
Contract asset	13,528,646	13,211,006
Non-current assets	484,426,540	386,912,937
Total assets	841,121,318	710,410,912

LIABILITIES
Current
Trade and other payables	92,424,961	75,222,042
Deferred revenue and other deferred liabilities	18,267,139	634,971
Current portion of long-term debt and other debts	27,056,476	24,713
Current portion of lease liabilities	7,984,563	5,210,183
Current liabilities	145,733,139	81,091,909
Non-current
Long-term debt and other debts	197,885,889	110,648,635
Lease liabilities	83,972,023	58,310,032
Share warrant obligations	29,582,203	23,243,563
Conversion options on convertible debt instruments	25,034,073	—
Non-current liabilities	336,474,188	192,202,230
Total liabilities	482,207,327	273,294,139
SHAREHOLDERS’ EQUITY
Share capital	489,362,920	475,950,194
Contributed surplus	139,569,185	134,365,664
Deficit	(255,746,097)	(151,979,960)
Cumulative translation adjustment	(14,272,017)	(21,219,125)
Total shareholders’ equity	358,913,991	437,116,773
Total shareholders’ equity and liabilities	841,121,318	710,410,912

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE EARNINGS (LOSS)
For the years ended December 31, 2023 and 2022
(in US dollars)

	(Unaudited)		(Audited)
	Three months ended		Year ended
	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
	$	$	$	$
Revenue	60,428,739	46,768,660	253,495,601	139,914,470
Cost of sales	69,479,799	51,533,378	259,020,001	152,861,775
Gross loss	(9,051,060)	(4,764,718)	(5,524,400)	(12,947,305)

Administrative expenses	13,011,219	9,996,995	51,479,445	44,843,042
Selling expenses	3,146,991	5,643,130	19,650,125	22,973,972
Restructuring costs	1,426,487	—	1,426,487	—
Impairment of intangible assets and property, plant and equipment	35,998,123	—	35,998,123	—
Operating loss	(62,633,880)	(20,404,843)	(114,078,580)	(80,764,319)

Finance costs	6,742,686	(891,329)	17,892,444	955,422
Foreign exchange (gain) loss	(2,155,426)	558,551	(2,259,539)	1,972,679
Change in fair value of conversion options on convertible debt instruments and interest paid in kind	(1,626,304)	—	(4,982,236)	—
Change in fair value of share warrant obligations	(9,052,303)	(15,434,253)	(20,963,112)	(101,468,186)
Net income (loss)	(56,542,533)	(4,637,812)	(103,766,137)	17,775,766
Other comprehensive income (loss)
Item that will be subsequently reclassified to net earnings (loss)
Foreign currency translation adjustment	5,785,916	3,522,926	6,947,108	(18,309,729)
Comprehensive earnings (loss) for the period	(50,756,617)	(1,114,886)	(96,819,029)	(533,963)

Earnings (loss) per share
Basic earnings (loss) per share	(0.25)	(0.02)	(0.46)	0.09
Diluted earnings (loss) per share	(0.25)	(0.02)	(0.46)	0.09

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023 and 2022
(in US Dollars)

	(Unaudited)		(Audited)
	Three months ended		Year ended
	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	(56,542,533)	(4,637,812)	(103,766,137)	17,775,766
Non-cash items:
Depreciation and amortization	8,359,468	3,723,559	26,074,572	11,492,473
Impairment of inventory	12,022,984	478,889	12,022,984	478,889
Impairment of intangible assets and property, plant and equipment	35,998,123	—	35,998,123	—
Share-based compensation	408,643	2,521,960	5,203,521	12,362,070
Accretion expense	3,388,287	—	5,663,365	—
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	—	—	—	82,850
Gain on derecognition of the balance of purchase price payable related to the acquisition of the dealership rights	—	—	—	(2,130,583)
Non-cash issuance of closing fee shares through 2023 Debentures Financing	—	—	623,336	—
Change in fair value of share warrant obligations	(9,052,303)	(15,434,253)	(20,963,112)	(101,468,186)
Change in fair value of conversion options on convertible debt instruments and interest paid in kind	(1,626,304)	—	(4,982,236)	—
Unrealized foreign exchange loss (gain)	(2,783,193)	(10,785)	(4,106,220)	821,424
Net change in non-cash working capital items	(10,133,717)	(17,247,824)	(57,974,652)	(58,967,500)
Finance costs attributable to 2023 Debenture financing	(3,829,850)	—	(3,829,850)	—
Cash flows used in operating activities	(23,790,395)	(30,606,266)	(110,036,306)	(119,552,797)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(10,501,121)	(39,642,755)	(78,291,978)	(129,573,638)
Addition to intangible assets	(18,660,272)	(20,805,023)	(75,173,685)	(78,284,126)
Disposition of property, plant and equipment	—	—	—	24,413
Proceeds from Mirabel battery building sale-leaseback	—	—	20,506,589	—
Government assistance related to property, plant and equipment and intangible assets	2,011,244	3,226,696	9,452,796	3,226,696
Cash flows used in investing activities	(27,150,149)	(57,221,082)	(123,506,278)	(204,606,655)
FINANCING ACTIVITIES
Increase in long-term debt and other debts	65,587,727	62,638,399	171,687,491	111,576,513
Repayment of long-term debt and other debts	(21,823,809)	(9,928,509)	(148,305,458)	(10,348,894)
Payment of lease liabilities	(2,085,003)	(1,219,492)	(6,512,231)	(4,977,183)
Proceeds from issuance of shares through "at-the-market" equity program, net of issuance costs	—	10,164,952	8,580,405	29,351,308
Proceeds from the issuance of units through the December 2022 Offering - Warrants	—	19,909,398	2,907,226	19,913,196
Proceeds from the issuance of units through the December 2022 Offering - Common Shares, net of issuance costs	—	27,264,038	4,175,836	27,264,038
Proceeds from the 2023 Debentures Financing	3,829,850	—	142,920,845	—
Proceeds from the issuance of shares through exercise of stock options and warrants	—	23,173	—	23,173
Cash flows from financing activities	45,508,765	108,851,959	175,454,114	172,802,151
Effect of exchange rate changes on cash held in foreign currency	(344,322)	628,959	(285,549)	(2,077,744)
Net decrease in cash	(5,776,101)	21,653,570	(58,374,019)	(153,435,045)
Cash, beginning of year	35,669,067	66,613,415	88,266,985	241,702,030
Cash, end of period	29,892,966	88,266,985	29,892,966	88,266,985
Income taxes paid	—	—	—	—
Interest paid	3,900,718	835,592	11,119,136	2,386,930
Interest paid under lease liabilities	1,301,422	819,786	4,656,033	3,162,932

NON-IFRS MEASURES AND OTHER PERFORMANCE METRICS
This press release makes reference to Adjusted gross profit (loss), Adjusted gross margin, and Adjusted EBITDA, which are non-IFRS financial measures, as well as other performance metrics, including the Company’s order book, which are defined below. These measures are neither required nor recognized measures under IFRS, and, as a result, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Lion compensates for these limitations by relying primarily on Lion's IFRS results and using Adjusted gross profit (loss), Adjusted gross margin, Adjusted EBITDA, and order book on a supplemental basis. Readers should not rely on any single financial measure to evaluate Lion's business.
Adjusted Gross Profit (Loss) and Adjusted Gross Margin

Adjusted gross profit (loss) is defined as gross profit (loss) before the impact of a non-cash charge to gross profit (loss) resulting from the inventory write-down recorded by the Company in connection with its decision to indefinitely delay the start of commercial production of the LionA and LionM minibuses, as described in section 8.0 of the Company's MD&A for the three and twelve months ended December 31, 2023 entitled "Operational Highlights" and section 13.0 of the Company's MD&A for the three and twelve months ended December 31, 2023 entitled “Results of Operations”. Adjusted gross margin is calculated as Adjusted gross profit (loss) divided by revenue. The Company has elected to introduce Adjusted gross profit (loss) and Adjusted gross margin in order to measure its performance at the gross margin level without the impact of this non-cash charge, which can affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. The Company believes that these measures are useful to management and investors as they facilitate period-to-period comparisons of the Company’s costs of sales and gross profit, including how efficiently the Company uses labor and materials for manufacturing goods sold to its customers, by excluding the impact of a non-cash charge that is not directly related to its operating performance. However, readers should be aware that when evaluating Adjusted gross profit (loss) and Adjusted gross margin, Lion may incur other charges similar to that excluded when calculating Adjusted gross profit (loss) in the future, and the exclusion of this charge should not be construed as an inference that a charge of a similar nature will not occur in the future. Readers should review the reconciliation of gross profit (loss), the most directly comparable IFRS financial measure, to Adjusted gross profit (loss) and Adjusted gross margin, which is presented by the Company under section 13.0 of the Company's MD&A for the three and twelve months ended December 31, 2023 entitled "Results of Operations - Reconciliation of Adjusted Gross Profit (Loss) and Adjusted Gross Margin."

Adjusted EBITDA

“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted to exclude restructuring costs, share-based compensation, change in fair value of conversion options on convertible debt instruments, change in fair value of share warrant obligations, foreign exchange (gain) loss and transaction and other non-recurring expenses. Adjusted EBITDA also excludes the impact of a non-cash impairment charge relating to intangible assets and property, plant and equipment resulting from the write-down of previously capitalized vehicle development costs and property, plant and equipment as well as the impact of a non-cash charge related to the inventory write-down referred to above, all of which were recorded by the Company in connection with its decision to indefinitely delay the start of commercial production of the LionA and LionM minibuses. Lion uses adjusted EBITDA to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a further understanding of factors and trends affecting its business. The Company also believes this measure is useful for investors to assess the Company's profitability, its cost structure and its ability to service debt and to meet other payment obligations. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Readers should review the reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA presented by the Company under section 13.0 of the Company's MD&A for the three and twelve months ended December 31, 2023 entitled "Results of Operations - Reconciliation of Adjusted EBITDA."
Order Book

This press release also makes reference to the Company’s "order book" with respect to vehicles (trucks and buses) as well as charging stations. The Company’s vehicles and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients, or products in respect of which formal joint applications for governmental programs, subsidies or incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained under “Pricing” in section 10.0 of the Company's MD&A for the three and twelve months ended December 31, 2023 entitled “Order Book”. The vehicles included in the vehicle order book as of February 28, 2024 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025. In addition, substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations. There has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales. See below for a full description of the methodology used by the Company in connection with the order book and certain important risks and uncertainties relating to such methodology and the presentation of the order book.

General Principle:
The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental programs, subsidies or incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained below under the section entitled “Pricing”.

The vehicles included in the vehicle order book as of February 28, 2024 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025. In addition, substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, including programs in respect of which applications relating to vehicles of Lion have not yet been fully processed to date. The processing times of governmental subsidies and incentives are also subject to important variations. As further described below under the sections entitled “Delivery Periods” and “Ongoing Evaluation; Risk Factors”, there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Delivery Periods:
The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably estimated and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product.

Purchase orders and applications relating to vehicles of Lion generally provide for a time period during which the client expects delivery of the vehicles. Such period can vary from a specific date, a number or range of months after the issuance of the order or application, or a calendar year. The vehicles included in the vehicle order book as of February 28, 2024 provided for a delivery period, subject to the satisfaction of the conditions set forth in each order (which, in substantially all cases as further discussed herein, relate to the approval of governmental subsidies and grants), ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025 (which corresponds to the latest date by which claims are required to be made according to the current eligibility criteria of the Federal’s Infrastructure Canada’s Zero-Emission Transit Fund (“ZETF”), unless otherwise agreed by Infrastructure Canada). Delivery periods are disclosed from time to time by the Company when available in respect of material orders. Delivery periods should not be construed as a representation or a guarantee by the Company that the actual delivery time will take place as scheduled. Given the nature of the business and the products of the Company, the implied lead time for the production and delivery of a vehicle (which may be impacted, among other things, by supply chain challenges or changes in specifications), the nature of certain customers of the Company (in many cases, fleet owners operating capital intensive operations which require financing and ongoing scheduling flexibility), and the fact that, as further described herein, substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, actual delivery times may be subject to important variations or delays. Please refer to the section entitled “Ongoing Evaluation; Risk Factors” below regarding the potential impact of variations or delays in deliveries.

Pricing:	When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. A small number of vehicles included in the order book have a pricing that remains subject to confirmation based on specifications and other options to be agreed upon in the future between the applicable client and the Company. For purposes of the determination of the order book and the value allocated to such orders, management has estimated the pricing based on its current price lists and certain other assumptions relating to specifications and requirements deemed reasonable in the circumstances.

Performance Metric:	The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS, and is neither disclosed in nor derived from the financial statements of the Company. The Company believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance, market penetration for its products, and the cadence of capital expenditures and tooling.

The Company’s computation of its order book is subject to the specific methodology described herein and may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book in the same fashion. Other companies also sometimes refer to or use “order backlog” or “order intake” as performance metrics, which are most likely not calculated on the same basis as the Company’s order book. In addition, as explained above, the Company’s presentation of the order book is calculated based on the orders and the applications made as of the time that the information is presented, and it is not based on the Company’s assessment of future events and should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Ongoing Evaluation; Risk Factors:
A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances (whether by reason of a delivery delay, unavailability of a program, subsidy or incentive or otherwise) within a certain period. Management reviews the composition of the order book every time it is reported in order to determine whether any orders should be removed from the order book. For purposes of such exercise, management identifies orders that have been or are reasonably likely to be cancelled and examines, among other things, whether conditions attaching to the order are reasonably likely to result in a cancellation of the order in future periods as well as any other available information deemed relevant, including ongoing dialogue with clients. Such exercise may result from time to time in orders that have previously been included in the order book being removed even if they have not been formally canceled by the client. See the first paragraph of this section entitled "Order Book" for a presentation of the variance in the total number of units and the total dollar value of the vehicles and charging stations included in the Company's order book since November 6, 2023, being the last date on which such information was presented.

The Company cannot guarantee that its order book will be realized in full, in a timely manner, or at all, or that, even if realized, revenues generated will result in profits or cash generation as expected, and any shortfall may be significant. The Company’s conversion of its order book into actual sales is dependent on various factors, including those described below and under section 23.0 entitled “Risk Factors” of the Company’s MD&A for the three and twelve months ended December 31, 2023. For instance, a customer may voluntarily or involuntarily default on an order, may become subject to bankruptcy or insolvency or cease its business operations. In addition, substantially all of the vehicle orders included in the order book are subject to conditions relating to the granting of governmental subsidies or incentives or a specified timing for the delivery of the vehicle and, in a limited number of cases, the availability of certain specifications and options or the renewal of certain routes by governmental or school authorities. As a result, the Company’s ability to convert its order book into actual sales is highly dependent on the granting and timing of governmental subsidies and incentives, most notably subsidies and incentives under the Quebec government’s 2030 Plan for a Green Economy (the “Quebec Green Economy Plan”), Federal Infrastructure Canada's ZETF, the Government of Canada Incentives for Medium- and Heavy-Duty Zero-Emission Vehicles (iMHZEV) Program, the U.S. Environmental Protection Agency Clean School Bus Program and California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). More than half of the vehicles included in the order book are contingent upon grants under the ZETF, in respect of which applications relating to vehicles of Lion have not yet been fully processed to date and December 31, 2025 is the latest date by which claims are required to be made according to the current eligibility criteria of the ZETF program, unless otherwise agreed by Infrastructure Canada. In addition, purchase orders obtained in connection with the first round of funding under the EPA Clean School Bus Program, require, among other things, that vehicles be delivered on or prior to October 2024.

Any termination, modification, delay or suspension of any governmental program, subsidies and incentives, including, most importantly as of the date hereof, the ZETF, the Quebec Green Economy Plan or the EPA Clean School Bus Program could result in delayed deliveries or the cancellation of all or any portion of orders, which, in turn, could have a material and adverse effect on the Company’s business, results of operations or financial condition.

The Company’s conversion of its order book into actual sales is also dependent on its ability to economically and timely manufacture its vehicles, at scale. The Company delivered 519 vehicles during the year ended December 31, 2022 and 852 vehicles during the year ended December 31, 2023. As of February 28, 2024, the Company’s vehicle order book stood at 2,076 vehicles. The execution of the Company’s growth strategy and the conversion of its order book, which currently provides for deliveries ranging from a few months to the end of the year ending December 31, 2026, will require that the Company accelerates its production cadence. While the Saint-Jerome facility and Joliet Facility currently have the infrastructure in place, including in terms of production lines and equipment, to achieve a production capacity of up to 2,500 vehicles and 2,500 buses, respectively, on an annual basis (see section 8.0 entitled “Operational Highlights” and “Product Development and Manufacturing” under section 11.0 entitled “Key Factors Affecting Lion's Performance” of the Company's MD&A for the three and twelve months ended December 31, 2023 for further details), the Company's operations are currently being conducted on a lower scale and it has has limited experience to date in high volume manufacturing. In addition, as of February 28, 2024, 166 units included in the order book, consisting of trucks and representing a combined total order value of approximately $60 million, related to products which had been developed and were being sold, but that were not currently in commercial production. See “Products and Solutions” in section 6.2 of the Company’s Annual Information Form for the year ended December 31, 2023 entitled “Business of the Company”. Any failure by the Company to successfully develop its vehicles, source its key components, and scale its manufacturing processes within projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition. As a result, the Company’s realization of its order book is subject to a number of risks and uncertainties, including the risks described in section 3.0 of the Company's MD&A for the three and twelve months ended December 31, 2023 entitled “Caution Regarding Forward-Looking Statements” and section 23.0 entitled “Risk Factors” of the Company’s MD&A for the three and twelve months ended December 31, 2023, and there can be no assurance that the Company will be successful in converting all or a significant portion of its order book into actual sales.

RECONCILIATION OF ADJUSTED GROSS PROFIT (LOSS) AND ADJUSTED GROSS MARGIN
The following table reconciles gross profit (loss) and gross margin to Adjusted gross profit (loss) and Adjusted gross margin for the three months ended December 2023 and 2022, and the years ended December 31, 2023, 2022 and 2021:

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022	2021
	(in thousands)		(in thousands)
Revenue	$60,429	$46,769	$253,496	$139,914	$57,710
Cost of sales	$69,480	$51,533	$259,020	$152,862	$57,665
Gross profit (loss)	$(9,051)	$(4,765)	$(5,524)	$(12,947)	$45
Inventory write-down related to the delay of start of commercial production of LionA and LionM minibuses (1)	$9,809	$—	$9,809	$—	$—
Adjusted gross profit (loss)	$758	$(4,765)	$4,285	$(12,947)	$45

Gross margin	(15.0)%	(10.2)%	(2.2)%	(9.3)%	0.1%
Adjusted gross margin	1.3%	(10.2)%	1.7%	(9.3)%	0.1%
(1)During the fourth quarter of fiscal 2023, the Company decided to indefinitely delay the start of commercial production of the LionA all-electric mini school bus, which is designed for school transportation and to accommodate passengers with special needs, with a capacity of up to 24 passengers. Such decision has also delayed the start of commercial production of the LionM model, an all-electric minibus designed to be used for paratransit or as a standard shuttle bus, and which leverages the same platform as the LionA. The decision was made to prioritize the commercial production of its other products (including the Lion8T) and the integration of Lion batteries to its existing vehicles.

RECONCILIATION OF ADJUSTED EBITDA

The following table reconciles net earnings (loss) to Adjusted EBITDA for the three months ended December 31, 2023 and 2022, and the years ended December 31, 2023, 2022 and 2021:

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022	2021
	(in thousands)		(in thousands)

Revenue	$60,429	$46,769	$253,496	$139,914	$57,710

Net earnings (loss)	($56,543)	($4,638)	($103,766)	$17,776	($43,325)
Restructuring costs(1)	$1,426	$—	$1,426	$—	$—
Impairment of intangible assets and property, plant and equipment(2)	$35,998	$—	$35,998	$—	$—
Inventory write-down related to the delay of start of commercial production of LionA and LionM minibuses(3)	$9,809	$—	$9,809	$—	$—
Finance costs	$6,743	($891)	$17,892	$955	$8,332
Depreciation and amortization	$8,359	$3,724	$26,075	$11,492	$5,260
Share-based compensation(4)	$409	$2,522	$5,204	$12,362	$71,081
Change in fair value of conversion options on convertible debt instruments(5)	($1,626)	$—	($4,982)	$—	$—
Change in fair value of share warrant obligations(6)	($9,052)	($15,434)	($20,963)	($101,468)	($85,796)
Foreign exchange loss (gain)(7)	($2,155)	$559	($2,260)	$1,973	$1,037
Transaction and other non-recurring expenses(8)	$312	$245	$1,262	$2,140	$15,815
Adjusted EBITDA	($6,320)	($13,915)	($34,305)	($54,770)	($27,596)
(1)Represents the restructuring costs (mainly severance costs) recognized in connection with workforce reduction announced on November 27, 2023, as described in note 17 to the annual audited consolidated financial statements as at December 31, 2023 and for the years ended December 31, 2023, and 2022. See also “Workforce Reduction” in section 8.0 of this MD&A entitled “Operational Highlights.”
(2)Represents impairment of previously capitalized vehicle development costs and property, plant and equipment related to the LionA and LionM minibuses for which the Company made the decision to indefinitely delay of the start of commercial production, as announced on November 7, 2023, as described in Notes 6 and 8 to the annual audited consolidated financial statements as at December 31, 2023 and for the years ended December 31, 2023, and 2022.
(3)Represents the write-down of inventory to net realizable value as a result of the decision to indefinitely delay the start of commercial production of the LionA and LionM minibuses as described in Note 5 to the annual audited consolidated financial statements as at December 31, 2023 and for the years ended December 31, 2023, and 2022.
(4)Represents non-cash expenses recognized in connection with the issuance of stock options, restricted share units, and deferred share units issued under Lion's omnibus incentive plan as described in Note 16 to the annual audited consolidated financial statements as at December 31, 2023 and for the years ended December 31, 2023, and 2022.
(5)Represents non-cash change in the fair value of the conversion options on convertible debt instruments as described in Note 13 to the annual audited consolidated financial statements as at December 31, 2023 and for the years ended December 31, 2023, and 2022.
(6)Represents non-cash change in the fair value of the share warrant obligations as described in Note 14 to the annual audited consolidated financial statements as at December 31, 2023 and for the years ended December 31, 2023, and 2022.
(7)Represents losses (gains) relating to foreign exchange translation.
(8)For the years ended December 31, 2023, and 2022, represents non-recurring professional, legal and consulting fees.

ABOUT LION ELECTRIC
Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric school buses. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles' components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Any statements contained in this press release that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. These forward-looking statements include statements regarding the Company’s order book and the Company's ability to convert it into actual sales, the expected production capacity of the Company’s manufacturing facilities in Saint-Jerome and the United States and the Company’s battery manufacturing plant (the "Battery Plant") and innovation center in Quebec (the "Innovation Center" and collectively with the Battery Plant, the "Lion Campus"), the certification of the Lion heavy duty (HD) battery packs, the sourcing of lithium-ion battery cells, the Company's future growth and long-term strategy, the Company’s liquidity and capital requirements and management’s forecasts related thereto, ongoing litigation proceedings, the Company’s expected product pipeline, the implementation by the Company of measures aimed at reducing its vehicle and battery development costs and its inventory levels (including the Company’s fiscal 2024 objectives related thereto), and the development and timing of commercial production of certain platforms and models. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely ramp-up manufacturing capacity at its Saint-Jerome facility, its U.S. manufacturing facility and at the Battery Plant and Innovation Center as required in the future, that Lion will not suffer any supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that Lion will be able to benefit, either directly or indirectly (including through applications made by the Company and/or its clients), from governmental programs, subsidies and incentives, that Lion will not incur any material obligations with respect to product warranty claims or product recalls, and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion and in the amounts needed if and when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following:

•any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as a consequence of the ongoing uncertainties relating to inflation and interest rates;
•any unavailability, reduction, discriminatory application, delay in processing or elimination of governmental programs, subsidies or incentives due to policy changes, government regulations or decisions or otherwise;
•any inability to ramp-up the production of Lion's products and meet project construction and other project milestones and timelines;
•any inability to meet the expectations of the Company's customers in terms of products, specifications, and services;
•any inability to successfully and economically manufacture and distribute its vehicles at scale;
•any inability to raise additional funds to meet its capital requirements and pursue its growth strategy when and in the amounts needed, if any;
•any inability to execute the Company's growth strategy;
•any escalation, deterioration and adverse effects of current military conflicts, which may affect economic and global financial markets and exacerbate ongoing economic challenges;
•any unfavorable fluctuations and volatility in the availability or price of raw materials included in components used to manufacture the Company's products, including battery cells, modules and packs;
•the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials;
•any inability to reduce total cost of ownership of electric vehicles sold by the Company over time;
•the reliance on key management and any inability to attract and/or retain key personnel;
•labor shortages (including as a result of employee departures, turnover, and demands for higher wages) which may force the Company to operate at reduced capacity, to lower its production and delivery rates or lower its growth plans, and could pose additional challenges related to employee compensation;
•any inability to maintain the Company's competitive position;
•any inability to reduce the Company's costs of supply over time;
•any inability to maintain and enhance the Company's reputation and brand;
•any significant product repair and/or replacement due to product warranty claims or product recalls;
•any failure of information technology systems or any cybersecurity and data privacy breaches or incidents;

•any inability to secure adequate insurance coverage or a potential increase in insurance costs;
•natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events such as civil unrest, acts of terrorism, the current ongoing military conflicts or similar disruptions;
•any event or circumstance, including the materialization of any of the foregoing risks and uncertainties, resulting in the Company's inability to convert its order book into actual sales; and
•the outcome of any legal proceedings in which the Company is or may be involved from time to time.

These and other risks and uncertainties related to the business of Lion are described in greater detail in section 23.0 entitled “Risk Factors” of the Company’s MD&A for the three and twelve months ended December 31, 2023. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in the Company’s MD&A for three and twelve months ended December 31, 2023 and in other documents filed with the applicable Canadian regulatory securities authorities and the U.S. Securities and Exchange Commission.
Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.
CONTACTS

MEDIA
Dominik Beckman
Vice President, Marketing and Communications
Dominik.Beckman@thelionelectric.com
450-432-5466, extension 4283

INVESTORS
Isabelle Adjahi
Vice President, Investor Relations and Sustainable Development
Isabelle.Adjahi@thelionelectric.com
450-432-5466, extension 171